SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 24, 2003

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated July 23, 2003 announcing STMicroelectronics’ second quarter and first half revenues and earnings.

STMicroelectronics Reports Second Quarter/First Half 2003

Revenues and Earnings

•	Second quarter net revenues up 5.2% sequentially and 11.2% year-over-year to $1.7 billion
•	Differentiated products represented 69.3% of net revenues
•	Gross profit was $607.3 million; gross margin was 35.7%
•	Net cash from operating activities was $352.5 million for the second quarter

Geneva, July 23, 2003—STMicroelectronics (NYSE: STM) today reported financial results for the second quarter and first half ended June 28, 2003.

Second Quarter 2003 Financial Results

Net revenues for the second quarter were $1,702.2 million, a 5.2% sequential increase over first quarter 2003 revenues of $1,618.4 million and 11.2% above the $1,531.1 million of last year’s second quarter. Revenues from differentiated products were $1,178.9 million, accounting for 69.3% of net revenues for the period. Analog ICs (including mixed signal ICs) represented 50.1% of net revenues in the 2003 second quarter.

Pasquale Pistorio, President and Chief Executive Officer, noted, “ST achieved solid sequential and year-over-year revenue growth in the 2003 second quarter. Despite the difficult industry conditions which persisted during the period, we were able to take advantage of strengthened customer demand for specific applications within ST’s target market segments.”

Gross profit was $607.3 million, a 7.2% sequential increase from the prior quarter’s $566.3 million and 5.5% above the $575.8 million reported for the 2002 second quarter. Gross margin was 35.7%, compared to the 35.0% of the 2003 first quarter and 37.6% in the comparable year-ago period.

Mr. Pistorio continued, “Higher revenue levels translated into sequential improvement in gross profit. Gross margin also increased from the prior quarter but was penalized by pricing pressure and the negative impact of the decline of the U.S. dollar in the second quarter.”

In the 2003 second quarter, research and development expenses were $297.9 million compared to $282.9 million in the first quarter of 2003 and $258.3 million in the comparable year-ago period. R&D costs represented 17.5% of net revenues in the 2003 second quarter compared with 17.5% of net revenues in the 2003 first quarter, and 16.9% of net revenues in the second quarter of 2002.

Selling, general and administrative expenses were $191.2 million for the 2003 second quarter compared to $174.2 million in the prior quarter, and $159.9 million in the similar year-ago period. As a percentage of net revenues, SG&A expenses were 11.2%, compared to 10.8% in the first quarter of 2003 and 10.4% in the 2002 second quarter.

Operating income was $121.5 million, compared to the prior quarter’s $123.6 million. In last year’s second quarter, operating income was $146.8 million.

Net income equaled $79.5 million for the 2003 second quarter compared to $79.0 million in the 2003 first quarter, which included non-operating pre-tax charges of $6.4 million and $8.4 million, respectively, related to Bond repurchases. In last year’s second quarter, net income was $104.7 million. Earnings per diluted share were $0.09 for the 2003 second quarter, compared to $0.09 in the first quarter of this year. In last year’s second quarter, earnings per diluted share were $0.12.

Commenting on second quarter performance, Mr. Pistorio noted, “The $41 million sequential increase in gross profit did not translate into sequential increases in operating income and net income due to a confluence of several factors. Most significant among them was the rapid deterioration in the value of the U.S. dollar vs. the Euro and certain other currencies during the period. This particularly affected R&D and SG&A costs, which are primarily Euro-denominated.”

“Also,” Mr. Pistorio said, “we continued to make investments to reinforce our leadership position as the market recovery evolves. This involved increased product design and development activities, new patent filings and marketing programs as well as the integration of recent acquisitions.”

Balance Sheet Highlights

At June 28, 2003, ST had cash and cash equivalents and marketable securities of $1.99 billion and long-term debt of $2.29 billion. Shareholders’ equity was $7.48 billion. The net debt to shareholders’ equity ratio was 0.06.

Capital expenditures were $298.1 million in the 2003 second quarter, compared to $255.7 million in the first quarter of 2003, and $202.1 million in the year-ago second quarter.

Net cash from operating activities in the second quarter was $352.5 million and reached $776.0 million for the 2003 first half.

Mr. Pistorio said, “Inventories increased on a sequential basis, partly due to our build-up of certain products to ensure on-time deliveries in the face of the SARS epidemic, and partly due to the effect of the weakened U.S. dollar. Cash and marketable securities remained close to $2 billion after completing the acquisitions of two smart card services companies, the repurchase of an additional $214 million face amount of our Zero Coupon Convertible Bonds due in 2010, and the increased dividend payment in the second quarter.”

Additional Second Quarter 2003 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category, targeted market and geographical region.

Second Quarter 2003 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$784.3	46.1%	$133.9
Discrete and Standard ICs (DSG)	299.4	17.6%	24.0
Memory Products (MPG)	286.7	16.8%	(12.9)
Consumer and Microcontroller (CMG)	312.5	18.4%	8.3
Other(1)(2)	19.3	1.1%	(31.8)
TOTAL	$1,702.2	100.0%	$121.5

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.
(2)	Operating income of “Other” includes items such as start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, restructuring charges and other costs that are not allocated to the four major product groups, as well as the operating earnings of the Subsystems Product Group.

All major product groups posted substantial year-over-year revenue growth, but the difficult pricing environment and the impact of currency fluctuations caused operating income to decline from second quarter 2002 levels. On a sequential basis, TPA’s revenues and operating income remained relatively stable; CMG, DSG and MPG posted sequential revenue gains of 10.6%, 10.0%, and 9.4%, respectively. Pricing pressure penalized the sequential operating income performance of all product groups, but MPG was able to significantly narrow its operating loss for the period.

Q2 2003 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,178.9	69.3%
Standard & Commodities	95.5	5.6%
Micro & Memories	206.4	12.1%
Discretes	221.4	13.0%

Differentiated product revenues increased 11.3% on a year-over-year basis and 4.1% over the prior quarter. This product category accounted for 69.3% of ST’s second quarter 2003 revenues compared to 70.0% in the prior quarter and 69.2% in the similar period last year. Discretes were up 17.3% year-over-year and 11.5% sequentially; Micro & Memories increased 8.6% from the comparable year-ago period and 3.5% sequentially; and Standard & Commodities were up 2.2% from the 2002 second quarter and 8.3% above the prior quarter.

Q2 2003 Revenue Breakdown By Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the second quarter of 2003.

Market Segment	% of Net Revenue
Automotive	14.5%
Consumer	19.0%
Computer	18.1%
Industrial & Other	15.8%
Telecom	32.6%

Q2 2003 Geographic Revenue Breakdown

By Customers’ Region of Origin

	Revenue	% of Net Revenue
	(Million US$)
Europe	$783.5	46.1%
North America	483.9	28.4%
Asia/Pac	253.9	14.9%
Japan	126.1	7.4%
Emerging Markets	54.8	3.2%

By Location of Order Shipment

	Revenue	% of Net Revenue
	(Million US$)
Europe	$489.9	28.8%
North America	232.6	13.7%
Asia/Pac	730.4	42.9%
Japan	85.6	5.0%
Emerging Markets	163.7	9.6%

By Customers’ Region of Origin the best sequential performers were Japan up 15.6%; Emerging Markets up 10.5%; and Europe, up 8.9%. At 42.9% of net revenues, Asia/Pac remained the largest region by Location of Order Shipment.

First Half 2003 Results

Net revenues for the first half were $3,320.6 million, an increase of 15.0% from the first half 2002. Gross profit was $1,173.6 million, or 35.3% of revenues. Operating income was $245.1 million, or 7.4% of revenues. Net income was $158.5 million, or $0.18 per diluted share, compared to net income of $137.6 million, or $0.15 per diluted share in last year’s first half.

Research and development expenditures were $580.8 million, compared to $481.9 million in the 2002 first half. As a percentage of sales, R&D expenses rose from 16.7% to 17.5%. Selling, general and administrative expenses were $365.4 million, or 11.0% of net revenues, as compared to $301.4 million or 10.4% of net revenues in the 2002 first half.

Reviewing first half results, Mr. Pistorio noted, “Based upon currently available data, we believe that ST’s first half revenue performance, up 15% from the similar 2002 period, puts us above the industry average and basically in line with the growth rate of the markets we serve. The Company’s profitability for the period has been encumbered by three main factors: negative pricing trends due to the industry’s manufacturing overcapacity; the impact of the U.S. dollar/Euro exchange rate; and our determination to continue to invest in R&D and other strategic programs.”

Outlook

Looking ahead, Mr. Pistorio said, “We share the viewpoint of many industry analysts that the semiconductor market will grow within the range of 8% to 12% this year, probably at the midpoint of about 10%. The improved pricing conditions which we had expected to benefit the 2003 second half, however, have not materialized, and the global economic recovery has been delayed.”

“Within this environment,” Mr. Pistorio noted, “we anticipate that ST’s third quarter 2003 revenues will range from $1.70 billion to $1.78 billion, equivalent to flat to mid single-digit sequential growth and year-over-year improvement of between 3% and 8%.”

“Reducing SARS-related inventory levels will be a priority,” Mr. Pistorio said, “which, along with difficult pricing conditions and the impact of a weak U.S. dollar, will penalize gross margin, which is likely to be approximately 35% in the third quarter.” “And,” Mr. Pistorio added, “pricing and currency trends have led us to revise our fourth quarter gross margin target range to 36% to 37%, depending on revenue levels.”

Mr. Pistorio continued, “The absence of an improved pricing environment and the uncertainty as to the timing and direction of a business recovery require us to adopt further measures to counter adverse industry conditions.”

“During the third quarter, we will define a plan to increase our cost competitiveness by migrating at least one-half of our European and US 6” wafer production either to finer geometry 8” wafer fabs or to our 6” wafer fab in Singapore, while enhancing our overall manufacturing capacity. The plan, which will include a time table, related impairment and restructuring charges as well as manufacturing cost savings, will be announced once it is completed, which is expected to be no later than when we announce our 2003 third quarter results in October.”

Recent Developments

•	On May 22, 2003, ST announced the acquisition of the assets and business of Incard SpA, a leading smart card maker that specializes in the telecom market. The acquisition significantly extends ST’s know-how and participation in the smart card value chain, allowing the Company to offer a much wider range of solutions to address the global smart card market. It also complements both ST’s leading-edge smart card chip technology and the recent acquisition of Proton World International (PWI), a leading smart card software company that specializes in high-security, payment and identification smart card systems serving the financial services and banking sectors.

•	On May 23, 2003, ST reported the repurchase of $214 million face amount of its Zero Coupon Senior Convertible Bonds due 2010, representing 9.97% of the total amount originally issued, for a total amount of $167.4 million. The repurchased Bonds were cancelled in accordance with the terms of the Indenture. This represents the second bond buy-back effected by the Company in 2003. To date, ST has repurchased 29.95% of the total amount originally issued of its Zero Coupon Convertible Bonds due 2010.

•	ST was added to three equity indices during the second quarter: The Philadelphia Semiconductor Index (SOX), the Dow Jones Technology Titans 30 Index, and the FTSEurofirst 80.

Products, Technology and Design Wins

•	ST, Texas Instruments, and Nokia announced that ST and TI will offer ICs, based on technology developed jointly with Nokia, that together compose standard CDMA chipsets for cdma2000 1X and 1xEV-DV (1x Evolution for Data and Voice) mobile Internet handsets.

•	First silicon of ST’s Nomadik multimedia application processor has been fabricated and is currently undergoing evaluation. Manufactured in 130nm technology, the device embeds the fastest implementation of the ARM926 processor core in the industry.

•	ST proved its leading-edge 90nm NOR Flash technology on a multi-megabit demonstrator chip that showed full functionality of entire memory-array sectors. Prototype 128-Mbit Flash devices were also produced on the same development wafers and are currently under evaluation. ST expects its 90nm technology to enter volume production in 2004.

•	An agreement was announced by ST and Hynix Semiconductor whereby the two companies will jointly develop NAND Flash products. ST will offer within a year a full NAND product portfolio from 128-Mbit to 2-Gbit, beginning with a 512-Mbit device to be introduced in the second half of 2003.

•	ST started shipping the first volume production order for its ST22WL128 smart card IC, which includes a 32-bit Java processor with 128-kbyte EEPROM, from a European customer for a 3G SIM application at a leading European telecom operator.

•	ST introduced the industry’s highest performing symmetrical high-bit-rate digital subscriber line (SHDSL) chipset for multi-channel applications and a new ADSL gateway processor and reference design that combines bridge and LAN router functionality in a single chip.

•	The emerging VDSL market achieved an important milestone when the T1E1.4 committee, part of the Alliance for Telecommunications Solutions (ATIS), decided to specify only Discrete Multi-Tone (DMT) line coding in its American National Standard (ANS) for VDSL. The decision followed a set of tests called the VDSL Olympics, which demonstrated DMT’s outperformance of the competitor technology (QAM) and also showed ST’s DMT VDSL Zipperwire chipset was superior to that of its rivals.

•	In the Bluetooth area ST is now sampling its Bluetooth baseband chip with 4Mbit of stacked Flash memory.

•	In printers, ST reinforced its position by gaining three design wins for stand-alone, photo, and multifunction-printer applications.

•	ST and MPC announced that MPC’s newest thin and light notebook computers, the TransPort T2100 and T2000, incorporate ST’s TouchChip fingerprint BIOS and Data Security. ST’s TouchChip was also adopted for a new electronic record-keeping system developed by the National Notaries Association and Interlink Electronics.

•	Business Week named ST as one of three silicon-chip manufacturers in its “Infotech 100” annual ranking of top technology companies. ST’s 2002 performance placed it 92nd behind Intel (82nd) and ahead of Taiwanese foundry TSMC (94th). No other pure-play semiconductor manufacturer from any part of the world made the top 100 list.

•	The European Organization for Nuclear Research (CERN) presented the ALICE Industrial Award 2003 to ST in recognition of the company’s successful collaboration with ALICE teams and its excellent performance in delivering a unique mixed-signal System-On-Chip (SoC) solution in record time.

•	For the fourth year in a row, ST was named as the largest supplier of MPEG ICs, based on revenue, with 31% of the video IC market, in a report from In-Stat/MDR.

All statements included in this release and in the related conference call, other than statements which constitute historical facts, are forward looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which inter alia describe the Company’s business strategy, relationships, outlook, plans, intentions or goals, are subject to various risks and uncertainties, which may cause actual results and performance of the Company’s business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

•	The demand for semiconductor products in the key application markets served by the Company’s products;

•	The intensively competitive and cyclical nature of the semiconductor industry, and the ability of the Company to compete in products and prices in such an environment;

•	The timely implementation by the Company of new manufacturing technologies and the necessary installation of required productive equipment;

•	The ability of the Company to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	International events which affect the economic, social, political and health conditions in the countries in which the Company and its key customers operate;

•	Fluctuations in the exchange rates between the US Dollar and the Euro, and the US Dollar and the currencies of the other major countries in which the Company operates;

•	Order cancellations or postponements from key customers;

•	The anticipated benefits of Research & Development alliances and cooperative activities.

A more detailed discussion of these factors and the other “Risk Factors”, which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on July 24, 2003 at 9 a.m. U.S. Eastern Time / 3 p.m. CET, to discuss second quarter 2003 financial and operating performance. The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the calls, in order to register, download and install any necessary audio software. The webcast will be available through July 31, 2003.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company’s net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March	Fabrizio Rossini	Benoit de Leusse
Investor Relations Director	Investor Relations Senior Manager	Investor Relations Senior Manager
Tel: +1.212.821.89.39	Tel : +41.22.929.69.73	Tel : +41.22.929.58.12
Fax : +1.212.821.89.23	Fax : +41.22.929.69.61	Fax : +41.22.929.69.61
Email: stan.march@st.com	Email: fabrizio.rossini@st.com	Email : benoit.de-leusse@st.com

Financial Dynamics

Jean-Benoît Roquette
Tél: 01.47.03.68.10
Jean-benoit.roquette@fd.com

MEDIA RELATIONS

Maria Grazia Prestini
Director, Corporate Press Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email : mariagrazia.prestini@st.com

Michael Markowitz
Director, U.S. Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922
Email: mike.markowitz@st.com

Financial Dynamics

Lorie Lichtlen
Media Relations
Tel. +33.1.47.03.68.10
Lorie.lichtlen@fd.com

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except per share data ($))

	(Unaudited) Three Months Ended		(Unaudited) Six Months Ended
	As Reported	As Reported	As Reported	As Reported
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Net sales	1,702.00	1,520.10	3,319,20	2,866.10
Other revenues	0.20	11.00	1.40	20.20

Net revenues	1,702.20	1,531.10	3,320.60	2,886.30
Cost of sales	(1,094.90)	(955.30)	(2,147.00)	(1,858.50)

Gross profit	607.30	575.80	1,173.60	1,027.80
Selling, general and administrative	(191.20)	(159.90)	(365.40)	(301.40)
Research and development	(297.90)	(258.30)	(580.80)	(481.90)
Other income and expenses, net	3.30	(2.50)	17.70	(19.40)
Impairment, restructuring charges and other related closure costs	0.00	(8.30)	0.00	(18.00)

Total Operating Expenses	(485.80)	(429.00)	(928.50)	(820.70)

Operating income	121.50	146.80	245.10	207.10
Interest expense, net	(16.10)	(15.80)	(33.50)	(31.20)
Equity in loss of joint ventures	(1.30)	(3.30)	(1.30)	(7.20)
Loss on extinguishment of convertible debt	(6.40)	0.00	(14.80)	0.00

Income before income taxes and minority interests	97.70	127.70	195.50	168.70
Income tax expense	(17.60)	(21.30)	(35.20)	(28.90)

Income before minority interests	80.10	106.40	160.30	139.80
Minority interests	(0.60)	(1.70)	(1.80)	(2.20)

Net income	79.50	104.70	158.50	137.60

Earnings per share (basic)	0.09	0.12	0.18	0.15

Earnings per share (diluted)	0.09	0.12	0.18	0.15

Number of weighted average shares used in calculating diluted earnings per share	892.60	894.00	891.90	895.70

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	June 28, 2003	March 29, 2003	December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)
	In millions of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	887.0	1,259.4	2,561.8
Marketable securities	1,102.4	1,102.3	2.0
Trade accounts receivable	1,193.7	1,040.7	1,094.9
Inventories	1,106.9	977.3	930,5
Deferred tax assets	43.7	43.6	35.4
Other receivables and assets	592.9	622.7	566.2

Total current assets	4,926.6	5,046.0	5,190.8
Goodwill, net	236.9	158.5	158.9
Other intangible assets, net	339.3	303.5	311.6
Property, plant and equipment, net	6,364.1	6,178.4	6,219,6
Long-term deferred tax assets	32.6	30.2	28.4
Investments and other non-current assets	84.9	88.3	94.6

	7,057.8	6,758.9	6,813.1
Total assets	11,984.4	11,804.9	12,003.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	4.5	26.1	18.5
Current portion of long-term debt	176.5	177.1	146.0
Trade accounts payable	987.7	861.6	912.4
Other payables and accrued liabilities	517.8	579.9	605.5
Deferred tax liabilities	0.8	6.3	6.2
Accrued income tax	158.5	193.2	184.1

Total current liabilities	1,845.8	1,844.2	1,872.7

Long-term debt	2,287.8	2,432.2	2,796.9
Reserves for pension and termination indemnities	205.6	187.0	173.5
Long-term deferred tax liabilities	89.4	87.1	86.4
Other non-current liabilities	35.1	35.0	38.7

	2,617.9	2,741.3	3,095.5

Total liabilities	4,463.7	4,585.5	4,968.2

Commitment and contingencies
Minority interests	43.7	43.0	41.8
Common Stock	1,144.6	1,144.3	1,144.3
Capital surplus	1,866.1	1,863.8	1,863.5
Accumulated result	4,679.9	4,671.4	4,592.4
Accumulated other comprehensive (loss) income	134.7	(154.8)	(258.0)
Treasury stock	(348.3)	(348.3)	(348.3)

Shareholders’ equity	7,477.0	7,176.4	6,993.9

Total liabilities and shareholders’ equity	11,984.4	11,804.9	12,003.9

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 28, 2003	June 29, 2002
	(Unaudited)	(Unaudited)
	In millions of U.S. dollars
Cash flows from operating activities:
Net income	158.5	137.6
Add (deduct) non-cash items:
Depreciation and amortization	771.0	652.1
Amortization of discount on convertible debt	40.4	41.4
Loss on extinguishment of convertible debt	14.8	0.0
Gain on the sale of marketable securities	0.0	(1.4)
Other non-cash items	(1.6)	16.1
Minority interest in net income of subsidiaries	1.8	2.2
Deferred income tax	(14.2)	8.1
Equity in loss of joint ventures	1.3	7.2
Changes in assets and liabilities:
Trade receivables	(77.6)	(71.8)
Inventories	(115.1)	(35.4)
Trade payables	83.7	0.1
Other assets and liabilities, net	(87.0)	(114.3)

Net cash from operating activities	776.0	641.9

Cash flows from investing activities:
Payment for purchase of tangible assets	(553.8)	(472.2)
Payment for purchase of marketable securities	(1,100.4)	(1,197.9)
Proceeds from the sale of marketable securities	0.0	1.4
Investment in intangible and financial assets	(28.9)	(62.0)
Payment for acquisitions, net of cash received	(138.9)	(227.6)

Net cash used in investing activities	(1,822.0)	(1,958.30)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	0.0	67.1
Repayment of long-term debt	(550.1)	(127.4)
Decrease in short-term facilities	(14.1)	(7.5)
Capital increase	2.9	2.0
Payments to acquire treasury stock	0.0	(115.1)
Dividends paid	(71.0)	(35.6)
Other financing activities	(0.2)	0.0

Net cash used in financing activities	(632.5)	(216.5)
Effect of changes in exchange rates	3.7	10.8

Net cash decrease	(1,674.8)	(1,522.1)

Cash and cash equivalents at beginning of the period	2,561.8	2,438.8
Cash and cash equivalents at end of the period	887.0	916.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date: July 24, 2003